Exhibit 99.1

PRESS RELEASE

Nasdaq Grants Borqs Technologies Another 180 Days to Regain $1 Bid Price Compliance

Santa Clara, California, February 16, 2022 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless solutions, Internet of Things (IoT) solutions, and innovative clean energy, announces that Nasdaq Listing Qualifications has provided written notice dated February 15, 2022, that the Company is eligible for another 180 calendar day period, or until August 15, 2022, to regain compliance with Nasdaq’s minimum $1 bid price requirement. The Company has provided written notice, as required by Nasdaq, of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. Compliance can be attained during this additional time period if the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com